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                                 March 17, 2005



VIA EDGAR
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CONFIDENTIAL
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U. S. Securities and Exchange Commission
450 Fifth St., N.W.
Judiciary Plaza
Washington, DC  20549
Attention:        Christine Davis

RE:      LANTRONIX, INC.
         FORM 8-K FILED JANUARY 21, 2005
         FORM 8-K FILED FEBRUARY 18, 2005
         SEC FILE NO. 001-16027

Ladies and Gentlemen:

         On behalf of Lantronix, Inc. (the "Company") and in response to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC" or "Commission") set forth in the SEC's letter dated March 7, 2005, in connection with the Company's Form 8-K, filed with the SEC on January 21, 2005, and amended on February 18, 2005 (the "Form 8-K"), set forth below are the Company's responses to the comments regarding the Form 8-K. For your convenience the Staff's comments are reproduced prior to each response.

         1. ALTHOUGH WE NOTE THAT YOU HAVE REVISED THE ITEM 4 DISCLOSURES IN YOUR FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2004, WE NOTE THAT YOU DID NOT REVISE YOUR FORM 10-K/A OR YOUR FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2004. YOUR 10-K/A AND 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2004 SHOULD BE REVISED TO CLEARLY STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES EITHER WERE EFFECTIVE OR WERE INEFFECTIVE AS OF THE DATE OF THIS REPORT. ANY QUALIFICATIONS, SUCH AS "SUFFICIENTLY EFFECTIVE," ON THIS CONCLUSION DO NOT CONFORM TO THE REQUIREMENTS OF ITEM 307 OF REGULATION S-K. WHEN REVISING YOUR DISCLOSURE PLEASE NOTE THAT MANAGEMENT SHOULD NOT STATE THAT THE CONTROLS ARE EFFECTIVE EXCEPT TO THE EXTENT THAT CERTAIN PROBLEMS HAVE BEEN IDENTIFIED. RATHER, MANAGEMENT MUST TAKE THOSE PROBLEMS INTO ACCOUNT WHEN CONCLUDING WHETHER THE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE. IF THE CONTROLS AND PROCEDURES ARE INEFFECTIVE, MANAGEMENT SHOULD STATE THE SPECIFIC REASONS WHY THEY ARE INEFFECTIVE. REFER TO QUESTION 5 OF THE FAQ ON RELEASE NO. 34-47986 "MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS."


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         The Company respectfully notes that based on the analysis detailed below it believes the disclosure contained in its Form 10-K/A and Form 10-Q for the quarter ended September 30, 2004 satisfies the requirements of Item 307. Therefore, the Company respectfully requests that it not be required to amend these prior reports. The Company does reconfirm its undertaking to refrain from the use of "sufficiently effective" or any similar phrase in future disclosure.

         Item 307 requires that a registrant disclose the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures. Although the Commission did not mandate specific language responsive to such requirement, it did subsequently address the form such disclosure may take in Question 5 of the FAQ on Release No, 34-47986 ("Question 5"). Question 5 states in part: "Management may not state that the registrant's controls and procedures are effective except to the extent that certain problems have been identified or express similar qualified conclusions."

         Question 5 makes it clear that a registrant may not soften the impact of disclosure of ineffective controls by couching its disclosure in an affirmative statement that controls are effective subject to identified weaknesses. In contrast to the situation addressed by Question 5, in its disclosure, the Company's executives have affirmatively concluded that its disclosure controls and procedures were effective to ensure timely compliance with its disclosure requirements. The use of the phrase "sufficiently effective" in no way changes the conclusion that the controls and procedures were effective.

         The Company also notes that a substantial number of registrants have used (and many continue to use) disclosure substantially identical to that previously included in the Company's reports, which it believes reflects a widely-held belief that such language is consistent with applicable regulations and interpretation. For example, since January 1, 2005, at least thirty registrants have used the phrase "sufficiently effective" in characterizing their disclosure controls and procedures. A substantially greater number of registrants have used similar language in prior periods.

         Finally, the Company undertakes that it will not assert as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the use of the phrase "sufficiently effective" in its controls and procedures disclosure discussed above has any meaning different than the word "effective" would have had.

         2. IN AN EMAIL SENT BY JIM KERRIGAN ON OCTOBER 28, 2004 (12:50PM) WE NOTED A REFERENCE TO DISCUSSIONS BETWEEN MCGLADREY AND THE COMPANY. THE EMAIL NOTES "I ALSO DISCUSSED WITH MCGLADREY, THE CONTINUED AUDIT LETTER RECOMMENDATION OF E&Y THAT WE HIRE AN SEC REPORTING PERSON TO THE ACCOUNTING STAFF. THEY SAID THEY WOULD NEVER HAVE SUCH A RECOMMENDATION FOR A COMPANY OUR
SIZE...." ITEM 304(A)(2) REQUIRES THAT CERTAIN CONSULTATIONS WITH THE NEWLY
ENGAGED ACCOUNTANT BE DISCLOSED IN ITEM 4 FORM 8-K. SUPPLEMENTALLY TELL US HOW YOU CONSIDERED ITEM 304(A)(2) IN DETERMINING THAT THESE DISCUSSIONS WITH MCGLADREY DID NOT REQUIRE DISCLOSURE.

         Item 304(a)(2) requires disclosure if the Company, or someone acting on its behalf, consulted with McGladrey & Pullen, LLP, regarding the application of accounting principles to a specific transaction or the type of audit opinion that might be rendered on the Company's financial statement if either a written report or oral advice was provided that McGladrey concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.


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         Neither the Company nor its representatives consulted with McGladrey regarding the application of accounting principles to a specific transaction or hypothetical transaction. Although the Company did discuss the issue of the potential of hiring an SEC reporting person, this discussion did not involve any discussion of the potential impact such hiring decision could have on any opinion on the Company's financial statements. Instead, the Company was attempting to determine what industry "best practices" were in this respect among companies of a similar size and complexity. Because the issue of whether to hire a Director of Financial Reporting has been an on-going management letter comment, the Company had informally discussed staffing with approximately thirty CFOs or controllers employed by small cap companies at various conferences during 2004. The conversation with McGladrey was an additional data point in this on-going analysis.

         Item 304(a)(2) also requires disclosure if the Company consulted McGladrey regarding a matter that was either the subject of a disagreement or a reportable event. The consultation regarding the hiring of a Director of Financial Reporting was neither a disagreement nor a reportable event. Item 304(a)(1)(iv) defines "disagreement" to mean a disagreement on any matter of accounting principles or practices, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. The Company's former auditors, Ernst & Young LLP, initially recommended the creation of the new position in or around November 2002, and was merely restating its prior recommendations in its final management letter. The Company has no reason to believe Ernst & Young would have issued a qualified report in the event the Company continued to operate without a Director of Financial Reporting. The Company also notes that if the question of hiring a Director of Financial Reporting constituted a disagreement under Item 304(a)(1)(iv), the Company would have been required to disclose such fact in its Form 8-K regardless of any discussion of the matter with McGladrey. Ernst & Young reviewed the initial Form 8-K filing, and did not suggest that this (or any other issues) constituted disagreements mandating disclosure.

         Item 304(a)(1)(v) sets forth those items that would constitute reportable events. As detailed in our comment response letter dated February 18, 2005, nothing identified in the Ernst & Young Management Letter, including the recommendation to hire a Director of Financial Reporting, constituted a reportable event. Accordingly, no disclosure was required under Item 304(a)(2).

         Undertakings
         ------------

The Company acknowledges that:

         The Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 8-K filed January 21, 2005 as amended;

         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


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         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please feel free to call our outside counsel at Wilson Sonsini Goodrich & Rosati, PC. with any questions you may have: Jack Sheridan may be reached at
(650) 320-4631 and John Turner may be reached at (650) 565-3599.

                                             Sincerely,

                                             /s/ James W. Kerrigan
                                             -----------------------------------
                                             James W. Kerrigan
                                             Chief Financial Officer



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